SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _______ to ________

Commission File Number 1-8097

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ensco Multinational Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Valaris plc 110 Cannon Street London, England EC4N 6EU

ENSCO MULTINATIONAL SAVINGS PLAN
TABLE OF CONTENTS TO FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Trustee of the
ENSCO Multinational Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Ensco Multinational Savings Plan (the “Plan”) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2019, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of Schedule I - Investments as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Whitley Penn LLP

We have served as the Plan’s auditor since 2009.

Houston, Texas
March 30, 2020

ENSCO MULTINATIONAL SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2019	2018
ASSETS:
Investments, at fair value:
Mutual Funds (cost $30,061,999 and $22,031,085)	$41,289,837	$32,646,615
Money Market Fund (cost $14,261,481 and $14,115,976)	14,261,481	14,115,976
Valaris Class A Fund (cost $3,945,382 and $5,572,254)	1,967,167	2,959,617
Total investments	57,518,485	49,722,208
Cash	419,005	394,220
Employee contributions receivable	467,987	492,561
Employer contributions receivable	269,644	281,909
NET ASSETS AVAILABLE FOR BENEFITS	$58,675,121	$50,890,898
The accompanying notes are an integral part of these financial statements.

ENSCO MULTINATIONAL SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
FOR BENEFITS

	Year Ended December 31,
	2019	2018	2017
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Interest and dividends	$427,706	$340,512	$100,536
Realized and unrealized gains (losses)	5,203,434	(4,671,343)	3,680,986
Net investment income (loss)	5,631,140	(4,330,831)	3,781,522
Contributions:
Participant	5,956,275	6,030,864	5,159,430
Employer	3,375,223	3,071,839	2,710,142
Total contributions	9,331,498	9,102,703	7,869,572
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants	(7,032,102)	(7,528,042)	(9,413,787)
Administrative expenses	(146,313)	(141,250)	(135,188)
Total deductions	(7,178,415)	(7,669,292)	(9,548,975)
NET INCREASE (DECREASE)	7,784,223	(2,897,420)	2,102,119
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	50,890,898	53,788,318	51,686,199
End of year	$58,675,121	$50,890,898	$53,788,318
The accompanying notes are an integral part of these financial statements.

ENSCO MULTINATIONAL SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. PLAN ORGANIZATION AND DESCRIPTION
The ENSCO Multinational Savings Plan (the “Plan”) is a defined contribution plan available to international expatriate employees (“Eligible Employees”) of Valaris plc and subsidiaries (the “Company” or “Valaris”). The Plan was established on January 1, 2009 to provide a retirement benefit for Eligible Employees through Company annual discretionary contributions and matching contributions based on Eligible Employee contributions and to promote and encourage Eligible Employees to provide additional security and income for their retirement through a systematic savings program. Based upon current law and published interpretations, the Company does not believe that the Plan is subject to any of the provisions of the U.S. Employee Retirement Income Security Act of 1974, as amended. The following description of the Plan provides only general information. Participants in the Plan (“Plan Participants”) should refer to the Plan document for a more complete description of the Plan’s provisions.
Participation
Eligible Employees of the Company may participate in the Plan upon meeting certain citizenship or residency requirements if they are not employed in their own country of tax residency and are not contributing to, or receiving benefits from, any other employer-sponsored savings plan. Eligible Employees may elect to participate in the employee savings feature of the Plan immediately following employment with the Company.
Eligible Employees participate in the discretionary contribution feature of the Plan after completing at least 90 days of continuous full-time employment if they are employed at calendar year-end or reach the normal retirement age during the calendar year. All contributions are at the discretion of the Board of Directors as disclosed below.
Contributions
Plan Participants may elect to make contributions to the Plan through salary and cash incentive award deferrals (“Savings Contributions”), which may or may not qualify for tax deferral based on each Plan Participant’s local tax requirements. Under the Plan, Savings Contributions are limited to 50% of the participant’s compensation. Plan Participants may elect to increase, decrease or suspend their Savings Contributions within certain limits, as defined in the Plan.
At the discretion of its Board of Directors, the Company may make contributions to the Plan (“Matching Contributions”) in the form of a stated dollar amount or in the form of a matching percentage of Savings Contributions. For the years ended December 31, 2019, 2018 and 2017, the Company made Matching Contributions to active participant Eligible Employee accounts in the amount of 100% of the first 5% of eligible compensation.
Total Matching Contributions for the years ended December 31, 2019, 2018 and 2017 were $3,375,223, $3,071,839 and $2,710,142, respectively, and are included in employer contributions in the statements of changes in net assets available for benefits. The Company did not make a discretionary fixed contribution for the years ended December 31, 2019, 2018 or 2017.
Plan Administration
Assets in the Plan are held in trust by Butterfield Trust (Cayman) Limited as trustee on behalf of, and for the benefit of, Plan Participants. The trustee was selected upon the recommendation of Company management.
The trustee has the authority to manage or dispose of Plan assets as if it were the beneficial owner thereof. However, the trustee and the Company have delegated the management of day-to-day investment elections and administration of the Plan to Global Group Services Incorporated, the administrator, and UBS Financial Services, Inc., the custodian. Global Group Services Incorporated performs all record-keeping services.

Vesting
Effective January 1, 2019, the requirement for participants to complete years of service with the Company for account balance to vest was annulled, and all participants are immediately 100% vested in the Company's contributions, including earnings and losses thereon, at all times
The Plan held forfeiture balances totaling $125,152, $123,617 and $396,427 included in net assets available for benefits as of December 31, 2019, 2018 and 2017, respectively. During the year ended December 31, 2018, and 2017, the Plan used $284,593 and $254,532, respectively, of its forfeiture balance to reduce the funding requirement for a portion of the Company’s Matching Contributions. The Company did not make any Matching Contributions from its forfeiture balance in 2019.
Distributions
Distributions of a Plan Participant’s Savings Contributions and the vested portion of a participant’s employer contributions occur when a Plan Participant's employment with the Company ends, and are generally made within 60 days of the last date of employment. As of December 31, 2019, 2018 and 2017, there was $4,356, $283,840 and $96,655, respectively, allocated to accounts of Plan Participants whose employment from the Company had ended, but the corresponding distributions had not yet been made.
Hardship Withdrawals
Should a Plan Participant experience a hardship, he or she may elect to withdraw all or part of his or her vested account balance from the Plan. All cases of hardship must be presented in writing to, and approved by, the Company and the trustee. The Company may request additional supporting documentation from Plan Participants to substantiate any case of hardship. The Company and the trustee may, at their discretion, approve all or part of the withdrawal request. Hardship withdrawals are recorded as distributions in the period in which they are paid. Hardship withdrawals totaling $2,078,033, $3,176,352 and $3,507,934 were paid during the years ended December 31, 2019, 2018 and 2017, respectively, and are included in distributions to participants in the statements of changes in net assets.
Investments
The Plan allows participants to direct all contributions among a number of different investment funds held by UBS Financial Services, Inc.
The Plan includes investments in cash alternatives, mutual funds and Valaris plc Class A Ordinary Shares (the “Valaris Class A Fund”). Prior to January 1, 2020, the Plan limited the portion of a participant’s aggregate account balance that may be invested in the Valaris Class A Fund to 25%. In addition, effective January 1, 2020, the Valaris Class A Fund was frozen for future investments, so no new purchases into the Valaris Class A Fund will be permitted.
The daily value of each investment unit is determined by dividing the total fair market value of all assets in each fund by the total number of units in that fund. The cash alternatives are investments in money market funds which seek to preserve the value of investment at $1.00 per share.
Investment income, including certain administrative fees and net appreciation (depreciation) of the fair value of investments, is allocated to each Plan Participant’s account based on the change in unit value for each investment fund in which the participant has an account balance.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Method of Accounting
The Plan’s financial statements are prepared on the accrual basis of accounting in accordance with U.S. GAAP.
The Plan’s investments are stated at fair value using quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end and there are no redemption restrictions associated with those investments. Purchases and sales of shares in mutual funds and the Valaris Class A Fund are recorded on a trade-date basis. Interest is recorded on the accrual basis and dividends are recorded on the ex-dividend date. See “Note 4 - Fair Value Measurements” for additional information on the fair value measurement of the Plan’s net assets.
In the statement of changes in net assets available for benefits, the Plan presents the realized and unrealized gains (losses) on investments. Realized gains (losses) are calculated as the beginning of the year market values on investments plus the purchase price of investments, if purchased during the year, less the market values on date of sale. Unrealized gains (losses) are calculated as the beginning of the year market values on investments plus the purchase price of investments, if purchased during the year, less the end of the year market value on investments.
Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Sponsor, Valaris, to make estimates and assumptions that affect the reported amounts of assets and liabilities and related changes in net assets available for benefits, as well as disclosures of gain and loss contingencies at the date of the financial statements. Actual results could differ from those estimates.
Distributions
Distributions of benefits to Plan Participants are recorded when paid.
3. GAINS AND LOSSES ON PLAN INVESTMENTS
During 2019, 2018 and 2017, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

	2019	2018	2017
Proceeds	$8,919,753	$23,133,966	$15,214,450
Aggregate cost	11,115,046	23,078,670	15,463,863
Realized gains (losses)	(2,195,293)	55,296	(249,413)
Unrealized appreciation (depreciation)	7,398,727	(4,726,639)	3,930,399
Realized and unrealized gains (losses)	$5,203,434	$(4,671,343)	$3,680,986

4. FAIR VALUE MEASUREMENTS
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value and assigns the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (“Level 1”) and the lowest priority to unobservable inputs (“Level 3”). Level 2 measurements are inputs that are observable for assets or liabilities, either directly or indirectly, other than quoted prices included within Level 1. The following fair value hierarchy table categorizes information regarding the Plan’s net assets measured at fair value on a recurring basis as of December 31, 2019 and 2018:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
As of December 31, 2019
Cash Alternatives	$14,261,481	$—	$—	$14,261,481
Mutual Funds	41,289,837	—	—	41,289,837
Employer Securities:
Valaris Class A Fund	1,967,167	—	—	1,967,167
Total Investments	$57,518,485	$—	$—	$57,518,485
As of December 31, 2018
Cash Alternatives	$14,115,976	$—	$—	$14,115,976
Mutual Funds	32,646,615	—	—	32,646,615
Employer Securities:
Valaris Class A Fund	2,959,617	—	—	2,959,617
Total Investments	$49,722,208	$—	$—	$49,722,208
5. ADMINISTRATIVE FEES
The Plan has no employees. All administrative expenses of the Plan are paid by the participants. Total fees paid by the participants and the Plan for administrative expenses, investment management and other related services amounted to $146,313, $141,250 and $135,188 for the years ended December 31, 2019, 2018 and 2017, respectively.
6. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan.
7. TAX STATUS
The Plan is not qualified under Section 401(a) of the United States Internal Revenue Code of 1986, as amended.
In consideration that Plan Participants are not U.S. citizens, permanent residents or otherwise U.S. tax residents at any time they are participating, Plan Participants will not be directly subject to U.S. federal income tax on any dividends paid on stock of a U.S. corporation.  However, the Cayman Islands trust that holds the Plan’s assets will be subject to U.S. federal income tax on such dividends at a rate of 30%, withheld at source. The trust will not be entitled to any lower tax treaty rates even if a Plan Participant would have been eligible for such lower treaty rates if he or she held the stock directly. Depending on a Plan Participant’s country of residence, he or she may be entitled to a credit against his or her local income tax (if applicable) for the U.S. federal income tax on dividends received by the trust.
Accounting principles generally accepted in the United States of America require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more-likely-than-not, based on the technical merits, to be sustained upon examination by the relevant tax authority. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audit by taxing jurisdictions for all Plan years since the Plan was established. There are currently no audits for any tax periods in progress.
8. PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS
Transactions in Class A ordinary shares of the Company held by the Plan in the Valaris Class A Fund qualify as party-in-interest transactions.
9. RISKS AND UNCERTAINTIES
The Plan invests in various investment options that are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of the investments will occur in the near term and that such changes could materially affect Plan Participants’ account balances and the amounts reported in the statements of net assets available for benefits.
10. SUBSEQUENT EVENTS
Subsequent to December 31, 2019, the 2019 novel coronavirus (or “COVID-19”) has adversely affected, and may continue to adversely affect, the macro-economic environment and global economy. Due to the disruption of the virus on the global economy, the values of investment securities have declined significantly and may continue to be adversely affected.
Additionally, subsequent to the Plan’s year end, oil prices have declined significantly, which has also negatively impacted the Valaris plc share price.
While the COVID-19 outbreak and depressed oil prices have negatively impacted global financial markets, and specifically the Valaris plc share price, the Company does not believe there is substantial doubt about the Plan’s ability to continue as a going concern. The Company believes the plan administrator could continue to carry on the administrative functions of the Plan for at least the period of one year from the date of this report.

Supplemental Information
Schedule I
ENSCO MULTINATIONAL SAVINGS PLAN
SCHEDULE I - INVESTMENTS
AS OF DECEMBER 31, 2019

Description	Number of shares/units	Market Value	Percentage of Net Assets
Invesco AIM US Dollar Liquidity Portfolio	14,261,481	$14,261,481	24.3%
Vanguard US 500 Stock Index	357,089	13,165,521	22.4%
Invesco Global Bond Fund	452,985	4,151,155	7.1%
Janus Flexible Income	270,205	3,358,646	5.7%
MFS Meridian Global Total Return Fund	90,126	3,220,188	5.5%
Vanguard Global Stock Index	78,404	2,497,176	4.3%
Vanguard European Stock Index Fund	93,974	2,354,423	4.0%
Vanguard Emerging Markets Stock Index	10,991	2,244,350	3.8%
Morgan Stanley Global Property Fund A	62,087	2,035,845	3.5%
Vanguard MSCI World Small Cap Index	6,057	1,653,026	2.8%
MFS Meridian Global Equity	5,227	1,461,826	2.5%
Pioneer Funds US Dollar Short Term	24,821	1,322,445	2.3%
Pioneer Funds Global Select	10,346	1,288,945	2.2%
Fidelity AW Pacific	41,592	1,092,214	1.9%
Nuveen Global Infrastructure	26,080	945,410	1.6%
PIMCO Commodity Plus	88,574	498,667	0.8%
Employer securities:
*Valaris Class A Fund	299,873	1,967,167	3.4%
Total Investments		$57,518,485

* Party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ensco Multinational Savings Plan

Date:	March 30, 2020	/s/ Renee Maycock
By: Renee Maycock
Authorized Signatory
Butterfield Trust (Cayman) Limited as Trustee

Date:	March 30, 2020	/s/ Stuart Bray
By: Stuart Bray
Authorized Signatory
Butterfield Trust (Cayman) Limited as Trustee

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm